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                                    EXHIBIT 1

          OWNERSHIP SUMMARY -PEGASUS COMMUNICATIONS CORPORATION MERGER


SUMMARY: On May 5, 2000, Pegasus Communications Corporation acquired Golden Sky Holdings, Inc. As a result of this acquisition, entities affiliated with Alta Communications, Inc. and Burr, Egan, Deleage & Co. (as listed below), as shareholders of Golden Sky, were issued shares of Pegasus' Class A Common Stock. Also in connection with the acquisition, the Golden Sky shareholders (the entities mentioned above) and entities affiliated with Spectrum Equity Investors("Spectrum") and Fleet Venture Resources ("Fleet") are party to a Voting Agreement and may be deemed to share voting power with respect to the shares owned by these shareholders. The entities affiliated with Alta Communications, Inc. and Burr, Egan, Deleage & Co. disclaim all beneficial ownerhip of the shares owned by Spectrum and Fleet.


Burr, Egan, Deleage & Co. serves as an advisor to various venture capital funds, including Alta Subordinated Debt Partners III, L.P. ("Alta Sub Debt III"). The General Partner of Alta Sub Debt III exercises sole voting and investment power with respect to the securities held by the fund.

The General Partners of Alta Subordinated Debt Management III, L.P. (which is the General Partner of Alta Sub Debt III) may be deemed to share voting and investment powers for the securities held by the fund. These General Partners disclaim beneficial ownership of all such securities held by the fund except to the extent of their proportionate pecuniary interests therein.

Mr. Robert Benbow, a director of the Company, is a General Partner of Alta Subordinated Debt Management III, L.P. As General Partner of the fund, he may be deemed to share voting and investment powers with respect to the securities held by the fund. Mr. Benbow disclaims beneficial ownership of the securities held by Alta Sub Debt III except to the extent of his proportionate pecuniary interests therein.

Alta Communications, Inc. directly or indirectly provides investment advisory services to various venture capital funds, including Alta Communications VI, L.P. ("Alta VI") and Alta Comm S by S, LLC ("Alta S by S"). The respective General Partner of Alta VI and the Members of Alta S by S exercise sole voting and investment powers with respect to the securities held by the funds.

Mr. Benbow is also a General Partner of Alta Communications VI Management Co., L.P. (which is the General Partner of Alta VI). As a General Partner of this fund, he may be deemed to share voting and investment powers with respect to the securities held by the fund. Mr. Benbow disclaims beneficial ownership of the securities held by this fund except to the extent of his proportionate pecuniary interests therein. Mr. Benbow disclaims beneficial ownership to all the shares of Alta S by S. Mr. Benbow personally does --- not hold any securities in the Company.

The beneficial ownership of the aforementioned funds is as follows, post merger:

         Securities Issued                                      Class A
         In the Name of:                                    Common Stock
         ---------------                                    ------------

         Alta Subordinated Debt Partners III, L.P.               564,892
         Alta Communications VI, L.P.                            939,589
         Alta Comm S by S, LLC                                    21,400
                                                             -----------
                          Total Shares:                        1,525,881